FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2007

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Jeffrey C. Cohen, Esq.

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

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*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on the 4th day of April 2008.

REPUBLIC OF SOUTH AFRICA
By	/s/ André Pillay
André Pillay Attorney-in-fact for Trevor Manuel Minister of Finance National Treasury Republic of South Africa

Explanatory Note

The purpose of this amendment to the annual report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2007 is to replace the Republic of South Africa Budget Review 2007, previously filed as Exhibit 99.C to the Republic’s Amendment on Form 18-K/A to the Republic’s Annual Report on Form 18-K for the fiscal year ended March 31, 2006, with the Republic of South Africa Budget Review 2008, attached hereto as Exhibit 99.C.

This amendment to the Annual Report comprises:

(a)	Pages numbered 1-4 consecutively.
(b)	The following exhibit:
Exhibit 99.C – Republic of South Africa Budget Review 2008.

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

EXHIBIT INDEX

Exhibit	Description
24	Power of Attorney, dated December 5, 2007(1).
99.C	Copy of the Republic of South Africa Budget Review 2008.
99.D	Description of the Republic of South Africa, dated December 5, 2007(2).
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(1)	Incorporated by reference from the Form 18-K filed on December 5, 2007, file number 033-85866.
(2)	Incorporated by reference from the Form 18-K/A filed on January 25, 2008, file number 033-85866.